SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share; and

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 531229102

Series B Common Stock: 531229201

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229102 (LMCA) 531229201 (LMCB)

1	Names of Reporting Persons John C. Malone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 1,121,359 (1) (2) (3) (4) Series B Common Stock: 9,346,654 (1) (5)

	8	Shared Voting Power Series A Common Stock: 502,652 (6) (7) Series B Common Stock: 108,687 (7)

	9	Sole Dispositive Power Series A Common Stock: 1,121,359 (1) (2) (3) (4) Series B Common Stock: 9,346,654 (1) (5)

	10	Shared Dispositive Power Series A Common Stock: 502,652 (6) (7) Series B Common Stock: 108,687 (7)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,624,011 (1) (2) (3) (4) (6) (7) Series B Common Stock: 9,455,341 (1) (5) (7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.6% (8) Series B Common Stock: 95.7% (8)

14	Type of Reporting Person (See Instructions) IN

(1) Includes 101,778 shares of Series A Common Stock and 230,564 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 1,670,413 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 94,881 shares of Series A Common Stock pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 10,468,013 shares of Series A Common Stock and Mr. Malone’s beneficial ownership of Series A Common Stock would be 9.2%, subject to the relevant footnotes set forth herein.

(4) Includes 103 shares of Series A Common Stock held by Mr. Malone in a 401(k) Savings Plan.

(5)  Includes 490,597 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(6)  Includes 250,000 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 217,893 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(7) Includes 34,759 shares of Series A Common Stock and 108,687 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 104,373,984 shares of Series A Common Stock and 9,876,178 shares of Series B Common Stock, in each case, outstanding as of November 30, 2013 based on information provided by the Issuer.  At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.3% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D/A relates to the following series of common stock of Liberty Media Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)                                 Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                                 Series B common stock, par value $0.01 per share (‘Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Schedule 13D originally filed with the Securities and Exchange Commission by Mr. Malone on January 22, 2013 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Mr. Malone is filing this Amendment to report a change in his beneficial ownership of the Common Stock.

Item 5.                                                         Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b)        Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,624,011 shares of Series A Common Stock (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 217,893 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership, (C) 34,759 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership and (D) 103 shares held by Mr. Malone in a 401(k) Savings Plan), which represent approximately 1.6% of the outstanding shares of Series A Common Stock, and (ii) 9,455,341 shares of Series B Common Stock (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by the CRT and (C) 108,687 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.7% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 104,373,984 shares of Series A Common Stock and 9,876,178 shares of Series B Common Stock, in each case, outstanding as of November 30, 2013, based on information provided by the Issuer.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.3% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 34,759 shares of Series A Common Stock and 108,687 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  On December 23, 2013, Mr. Malone exchanged 745,816 shares of Series A Common Stock in a private transaction for 678,015 shares of Series B Common Stock held by Mr. Robert Bennett and Mrs. Deborah Bennett, jointly, and by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and Mrs. Bennett.  Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2013
Date

/s/ John C. Malone
John C. Malone